Exhibit 99.1

Mountain Province Diamonds Appoints Vice President Finance

Shares Issued and Outstanding: 94,168,151
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Jan. 29, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the appointment of Bruce Ramsden, B. Com., ACIS as Vice President Finance and CFO-designate effective February 1, 2013.

Mr. Ramsden is an experienced finance executive with more than 30 years experience. Most recently, Mr. Ramsden served as Vice President Finance, CFO and Corporate Secretary of Andean American Gold Corp. prior to the acquisition of that company by Lupaka Gold Corp. last September. Prior to that, he served as VP Finance and CFO of St Andrew Gold Fields Ltd. (2002 - 2005) and Vaaldiam Mining Inc., formerly Tiomin Resources Inc. (2005 - 2010).

"We are pleased to welcome Bruce to Mountain Province Diamonds at an important time in the Company's transition", said Patrick Evans, President and CEO. "Bruce's financial skills, experience in the Canadian resource sector and particular experience arranging debt finance facilities will contribute to our continued success as we prepare for the development of the Gahcho Kué diamond mine."

Mr. Ramsden will also assume the position of chief financial officer and corporate secretary effective May 1, 2013, upon the departure of the Company's current CFO and corporate secretary on April 30, 2013.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:57e 29-JAN-13